UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 27, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

2008 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2008 (which were approved by the Board and the audit committee of the Company (the “Audit Committee”) on 26 August 2008), with comparative figures for the corresponding financial information in 2007.

The interim consolidated financial information of the Group for the six months ended 30 June 2008 is unaudited and does not necessarily indicate the annual or future results.

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards (“IFRS”)

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2008

		(Unaudited)
		Six months ended 30 June
		2008	2007
	Note	RMB’000	RMB’000

Revenues	4	20,310,742	19,047,452
Other operating income, net	5	550,571	547,055
Operating expenses
Aircraft fuel		(8,567,306)	(6,974,569)
Take-off and landing charges		(2,654,302)	(2,534,090)
Depreciation and amortisation		(2,313,609)	(2,164,814)
Wages, salaries and benefits		(2,028,985)	(1,795,944)
Aircraft maintenance		(1,081,840)	(1,228,105)
Food and beverages		(661,295)	(568,501)
Aircraft operating lease rentals		(1,362,399)	(1,452,674)
Other operating lease rentals		(167,780)	(118,144)
Selling and marketing expenses		(801,723)	(748,180)
Civil aviation infrastructure levies		(373,380)	(382,247)
Ground services and other charges		(78,549)	(84,281)
Office, administrative and other expenses		(1,848,463)	(1,797,546)
Total operating expenses		(21,939,631)	(19,849,095)

Operating loss		(1,078,318)	(254,588)
Finance income	6	1,946,994	778,144
Finance costs	7	(1,065,464)	(899,466)
Share of results of associates		45,700	33,691
Share of results of jointly controlled entities		6,869	9,869
Loss before income tax		(144,219)	(332,350)
Income tax	8	(44,664)	(51,604)
Loss for the period		(188,883)	(383,954)
Attributable to:
Equity holders of the Company		(212,497)	(305,624)
Minority interests		23,614	(78,330)
		(188,883)	(383,954)
Loss per share attributable to equity holders of
the Company during the period
- basic and diluted	9	(0.04)	(0.06)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2008

		(Unaudited	)	(Audited	)
		30 June		31 December
		2008		2007
	Note	RMB’000		RMB’000
Non-current assets
Intangible assets		1,200,578		1,244,706
Property, plant and equipment	12	48,071,118		47,548,204
Lease prepayments		955,653		967,497
Advanced payments on acquisition of aircraft	13	9,426,705		6,695,573
Investments in associates		1,011,809		601,119
Investments in jointly controlled entities		343,835		336,966
Available-for-sale financial assets		31,268		53,236
Other long-term assets		850,610		660,751
Deferred tax assets		122,281		113,211
Derivative assets		2,374		6,077
		62,016,231		58,227,340
Current assets
Flight equipment spare parts		1,132,168		1,124,936
Trade receivables	14	2,098,315		2,096,007
Amounts due from related companies		148,024		65,455
Prepayments, deposits and other receivables		3,181,209		2,555,649
Cash and cash equivalents		4,617,799		1,655,244
Derivative assets		417,641		89,470
Non-current assets held for sale		682,914		2,262,058
		12,278,070		9,848,819
Current liabilities
Sales in advance of carriage		1,172,548		1,211,209
Trade payables and notes payable	15	3,190,505		3,137,880
Amounts due to related companies		656,692		671,593
Other payables and accrued expenses		10,233,425		9,624,491
Current portion of obligations under finance leases	16	1,967,295		2,545,223
Current portion of borrowings	17	25,455,895		18,494,521
Income tax payable		83,134		90,867
Derivative liabilities		59,425		20,238
Liabilities directly associated with non-current
assets held for sale		60,635		127,239
		42,879,554		35,923,261
Net current liabilities		(30,601,484)		(26,074,442)
Total assets less current liabilities		31,414,747		32,152,898

		(Unaudited	)	(Audited	)
		30 June		31 December
		2008		2007
	Note	RMB’000		RMB’000
Non-current liabilities
Obligations under finance leases	16	13,494,754		13,906,987
Borrowings	17	11,232,953		11,369,307
Provision for aircraft overhaul expenses		1,057,774		956,910
Other long-term liabilities		804,823		864,336
Deferred tax liabilities		50,369		50,369
Post-retirement benefit obligations		1,395,870		1,370,702
Derivative liabilities		48,154		21,558
		28,084,697		28,540,169
Net assets		3,330,050		3,612,729
Equity
Capital and reserves attributable to the equity holders
of the Company
- Share capital	18	4,866,950		4,866,950
- Reserves		(2,093,780)		(1,839,187)
		2,773,170		3,027,763
Minority interests		556,880		584,966
Total equity		3,330,050		3,612,729

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended 30 June 2008

	Attributable to equity
	holders of the Company
	Share	Other Accumulated			Minority	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Six months ended 30 June 2008
(Unaudited)
Balances as at 1 January 2008	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729
Cash flow hedges, net of tax	-	(22,900)	-	(22,900)	-	(22,900)
(Loss)/profit for the period	-	-	(212,497)	(212,497)	23,614	(188,883)
Revaluation of available for sale
investments in associates	-	(19,196)	-	(19,196)	-	(19,196)
Transfer of revaluation surplus to
accumulated loss upon disposal
of aircraft	-	(100,803)	100,803	-	-	-
Dividends paid to minority
investors in subsidiaries	-	-	-	-	(51,700)	(51,700)
Balances as at 30 June 2008	4,866,950	655,140	(2,748,920)	2,773,170	556,880	3,330,050
Six months ended 30 June 2007
(Unaudited)
Balances as at 1 January 2007	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Cash flow hedges, net of tax	-	17,563	-	17,563	-	17,563
Loss for the period	-	-	(305,624)	(305,624)	(78,330)	(383,954)
Dividends paid to minority
investors in subsidiaries	-	-	-	-	(500)	(500)
Balances as at 30 June 2007	4,866,950	1,300,440	(3,640,554)	2,526,836	582,916	3,109,752

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2008

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Net cash inflow from operating activities	1,082,688	2,567,926
Net cash outflow from investing activities	(3,046,153)	(1,398,654)
Net cash inflow/(outflow) from financing activities	4,960,802	(1,341,253)

Net increase/(decrease) in cash and cash equivalents	2,997,337	(171,981)
Cash and cash equivalents at 1 January	1,655,244	1,987,486
Exchange adjustments	(34,782)	66,678

Cash and cash equivalents at 30 June	4,617,799	1,882,183

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Corporate Information

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (“the PRC”) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

2.	Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

The Group’s accumulated losses were approximately RMB2,749 million as at 30 June 2008 and its current liabilities exceeded its current assets by approximately RMB30,601 million. Based on the Group’s history of obtaining finance, its relationships with its bankers and banking facilities available, the Board of Directors (the “Board”) of the Company (the “Directors”) consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these consolidated financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	Accounting policies

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The Group has adopted the following interpretation which is relevant to the Group’s operations and is mandatory for the financial year ending 31 December 2008.

IFRIC 14 IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction

The adoption of the above interpretation did not have any significant impact on its results of operations or financial position.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2008. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be required.

4.	Revenues and segment information

(a)	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000
Revenues
- Passenger	16,850,421	16,252,553
- Cargo and mail	2,838,951	2,475,853
Ground service income	609,806	437,388
Cargo handling income	181,122	168,517
Commission income	91,761	63,956
Others	259,108	138,597
	20,831,169	19,536,864
Less: Business tax (Note)	(520,427)	(489,412)
	20,310,742	19,047,452

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates of 3% or 5%, pursuant to PRC business tax rules and regulations.

(b)	Segment information

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(i)	Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the six months ended 30 June 2008 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	17,515,033	1,682,290	-	19,197,323
Other revenues and
operating income	716,753	546,148	131,791	1,394,692

Total segment revenue	18,231,786	2,228,438	131,791	20,592,015
Inter-segment revenue	(204,678)	-	(76,595)	(281,273)

Revenue	18,027,108	2,228,438	55,196	20,310,742

Operating (loss)/profit
- segment results	(1,280,463)	160,861	41,284	(1,078,318)

The segment results for the six months ended 30 June 2007 are as follows:

	(Unaudited)
		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	16,991,665	1,268,516	-	18,260,181
Other revenues and
operating income	417,811	394,332	103,782	915,925

Total segment revenue	17,409,476	1,662,848	103,782	19,176,106
Inter-segment revenue	(67,087)	-	(61,567)	(128,654)

Revenues	17,342,389	1,662,848	42,215	19,047,452

Operating (loss)/profit
- segment results	(214,774)	(56,657)	16,843	(254,588)

(ii)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	11,450,374	10,734,319
Hong Kong	1,253,071	1,342,746
Japan	1,727,293	1,566,153
Other countries	5,880,004	5,404,234
Total	20,310,742	19,047,452

5. Other operating income, net

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Government subsidies (Note)	180,031	408,129
Net fair value gains on financial instruments
- forward foreign exchange contracts	14,759	2,350
- fuel hedging income	355,781	136,576
	550,571	547,055

Note:

The government subsidies represent (i) subsidies granted by the local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6. Finance income

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Exchange gains, net (Note)	1,891,422	726,009
Interest income	55,572	52,135
	1,946,994	778,144

Note:

The exchange gain for the period ended 30 June 2008 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

7. Finance costs

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Interest relating to obligations under finance leases	337,358	300,115
Interest on loans from banks and other payables	932,259	816,993
Fair value gain on financial instruments
- transfer from equity in respect of interest rate
swaps qualified as cash flow hedges	(29,747)	(3,145)
	1,239,870	1,113,963
Less: amounts capitalised into advance payments
on acquisition of aircraft (Note 13)	(174,406)	(214,497)
	1,065,464	899,466

8. Income tax
Income tax is charged to the consolidated income statement as follows:

	(Unaudited)
	Six months ended 30 June
	2008	2007
	RMB’000	RMB’000

Provision for PRC income tax - current period	46,103	35,417
Deferred taxation	(1,439)	16,187
	44,664	51,604

Note:

The Company is subject to PRC income tax at a rate of 25%. No provision for PRC profits tax has been made as the Company did not have assessable profit for the period. Subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard tax rate.

The Group operated international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2008 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2007: Nil).

9. Loss per share

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB212,497,000 (2007: RMB305,624,000) and 4,866,950,000 (2007: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

10. Dividend

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2008 (2007: Nil).

11. Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2008. Such appropriations will be made at the year end in accordance with the PRC regulations and the Articles of association of individual group companies.

12.  Property, plant and equipment

	(Unaudited)
	Six months ended 30 June 2008
	Aircraft
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2008	43,036,472	4,511,732	47,548,204
Transfers from advance payments on acquisition
of aircraft (Note 13)	883,151	-	883,151
Other additions	1,702,237	295,368	1,997,605
Depreciation charged for the period	(1,998,439)	(248,847)	(2,247,286)
Disposals	(78,920)	(31,636)	(110,556)
Carrying amounts at 30 June 2008	43,544,501	4,526,617	48,071,118

	(Unaudited)
	Six months ended 30 June 2007
	Aircraft
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2007	35,793,370	4,257,096	40,050,466
Transfers from advance payments on acquisition
of aircraft (Note 13)	1,556,572	-	1,556,572
Other additions	1,953,789	497,151	2,450,940
Depreciation charged for the period	(1,895,020)	(253,972)	(2,148,992)
Disposals	(53,222)	(69,691)	(122,913)
Carrying amounts at 30 June 2007	37,355,489	4,430,584	41,786,073

13. Advance payments on acquisition of aircraft
		(Unaudited )	(Unaudited )
		30 June	30 June
		2008	2007
		RMB’000	RMB’000
At beginning of period		6,695,573	7,668,708
Additions		3,439,877	1,665,948
Interest capitalized (Note 7)		174,406	214,497
Transfers to property, plant and equipment (Note 12)		(883,151)	(1,556,572)
At end of period		9,426,705	7,992,581

Included in the Group’s balance sheet as at 30 June 2008 is accumulated interests capitalized of RMB666 million (2007: RMB553 million), at an average interest rate of 5.82% (2007: 5.90%).

14. Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables and notes receivable is as follows:

	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000

Within 90 days	1,811,992		1,761,799
91 to 180 days	110,921		104,991
181 to 365 days	131,845		187,355
Over 365 days	103,155		101,769
	2,157,913		2,155,914
Less: Provision for impairment of receivables	(59,598)		(59,907)
	2,098,315		2,096,007

15. Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:
	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000

Within 90 days	2,052,907		1,465,079
91 to 180 days	495,071		1,126,091
181 to 365 days	504,233		449,391
Over 365 days	138,294		97,319
	3,190,505		3,137,880

16. Obligations under finance leases

	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000

Within one year	1,967,295		2,545,223
In the second year	1,428,245		1,567,253
In the third to fifth year inclusive	4,235,031		4,205,352
After the fifth year	7,831,478		8,134,382
Total	15,462,049		16,452,210
Less: amount repayable within one year	(1,967,295)		(2,545,223)
Long-term portion	13,494,754		13,906,987

17. Borrowings
	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000
Long-term bank borrowings
- secured	4,152,094		4,767,233
- unsecured	12,165,077		9,907,593
	16,317,171		14,674,826
Less: current portion	(5,084,218)		(3,305,519)
Non-current portion	11,232,953		11,369,307
Short-term bank borrowings	20,371,677		15,189,002

18. Share capital
	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000

Registered, issued and fully paid of RMB1.00 each
Circulating shares with restricted transfer held by CEA Holding
and employees	2,904,000		2,904,000
A shares listed on The Shanghai Stock Exchange	396,000		396,000
H shares listed on The Stock Exchange of Hong Kong Limited	1,566,950		1,566,950
	4,866,950		4,866,950

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

19. Commitments
(a) Capital commitments
The Group had the following capital commitments:

	(Unaudited	)	(Audited	)
	30 June		31 December
	2008		2007
	RMB’000		RMB’000
Authorised and contracted for:
- Aircraft, engines and flight equipment	59,457,656		50,852,865
- Investment in associates	210,000		-
- Other property, plant and equipment	200,357		353,771
	59,868,013		51,206,636
Authorised but not contracted for:
- Other property, plant and equipment	8,788,889		11,326,338
	68,656,902		62,532,974
(b) Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2008		31 December 2007
	Aircraft and		Aircraft and
	flight	Land and	flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	2,556,735	125,043	2,527,072	87,410
In the second year	2,302,439	70,641	2,331,741	50,683
In the third to fifth year inclusive	4,471,140	21,285	4,991,164	40,888
After the fifth year	4,577,065	29,097	5,341,362	29,846
	13,907,379	246,066	15,191,339	208,827

20. Related party transactions

The Group is part of a larger group of companies under CEA Holding and has extensive transactions and relationships with members of CEA Holding. Related parties refer to entities of which CEA Holding is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties (see below) during the year were conducted in the normal course of business.

The Group is controlled by CEA Holding, which owns approximately 59.67% of the Company’s shares as at 30 June 2008. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the “SOEs”).

(a)	Related party transactions
			(Unaudited)
			Six months ended 30 June
	Nature of transactions	Related party	2008	2007
			RMB’000	RMB’000
	(i)	With CEA Holding or companies directly or indirectly held by CEA Holding:

	Interest income on deposits	Eastern Air Group Finance Co., Ltd	11,965	6,129
	at an average rate of 0.72%	(“EAGF”)*
	(2007: 0.72%) per annum

	Interest expense on loans at rate of	EAGF*	11,978	2,144
	6.05% (2007: 5.54%) per annum

	Commission expense on air tickets	Shanghai Dongmei Aviation Travel	5,133	3,827
	sold on behalf of the Group	Co., Ltd (“SDATC”)*

		Shanghai Tourism (HK) Co., Ltd	2,370	2,610
		(“STCL”)***

	Automobile maintenance fee	CEA Development Co.	14,886	-

	Land and building rental	CEA Holding	27,700	27,700

	Handling charges of 0.1% to 2%	Eastern Aviation Import & Export	20,462	15,309
	for the purchase of aircraft,	Co., Ltd (“EAIEC”)*
	flight spare parts, other property,
	plant and flight equipment

	Ticket reservation service charges	Travel Sky Technology Limited***	115,581	111,396
	for utilisation of computer
	reservation system

	Repairs and maintenance expense	Shanghai Eastern Union Aviation	29,296	27,033
	for aircraft and engines	Wheels & Brakes Overhaul
		Engineering Co., Ltd
		(“Wheels & Brakes”)**

		Shanghai Technologies Aerospace	50,664	95,019
		Co., Ltd (“STA”)**

	Supply of food and beverages	Shanghai Eastern Air Catering Co.,	77,078	72,402
		Ltd (“SEAC”)***

		Qingdao Eastern Air Catering	13,104	10,929
		Investment Co., Ltd.***

		Xian Eastern Air Catering	18,300	8,010
		Investment Co., Ltd.***

		Yunnan Eastern Air Catering	20,038	15,599
		Investment Co., Ltd. (“YEAC”) ***

	Advertising expense	Eastern Aviation Advertising	2,682	6,360
		Services Co., Ltd (“CAASC”)*

				(Unaudited)
				Six months ended 30 June
	Nature of transactions		Related party	2008		2007
				RMB’000		RMB’000

	(ii)	With CAAC and its affiliates:

		Civil aviation infrastructure	CAAC	373,380		382,247
		levies paid

		Aircraft insurance premium paid	CAAC	77,311		52,009
		through CAAC which entered
		into the insurance policy
		on behalf of the Group

	(iii)	With other state-controlled enterprises:

		Take-off and landing fees charges	State-controlled airports	1,285,297		1,214,935

		Purchase of aircraft fuel	State-controlled fuel suppliers	6,353,798		5,214,725

		Interest income on deposits at	State-controlled banks	8,081		6,870
		an average rate of 0.72%
		(2007: 0.72%) per annum

		Interest expense on loans at	State-controlled banks	827,886		607,715
		an average rate of 5.72%
		(2007: 6.0%) per annum

		Commission expense on air tickets	Other PRC airlines	35,018		5,846
		sold on behalf of the Group

		Supply of food and beverages	Other state-controlled enterprises	198,353		142,397

(b)	Balances with related parties

	(i)	Amounts due from related companies
				(Unaudited	)	(Audited)
				30 June		31 December
		Company		2008		2007
				RMB’000		RMB’000

		SDATC*		21,133		16,378
		STCL***		8,855		2,914
		EAIEC*		72,836		26,166
		Other related companies		12,220		19,997
				115,044		65,455

All amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies
		(Unaudited)	(Audited)
		30 June	31 December
	Company	2008	2007
		RMB’000	RMB’000

	EAIEC*	(491,341)	(470,349)
	CEA Holding	(41,837)	(40,214)
	YEAC***	(783)	(488)
	SEAC***	(84,966)	(60,718)
	CAASC	-	(2,550)
	CEA Northwest	-	(64,895)
	Other related companies	(37,765)	(32,379)
		(656,692)	(671,593)

Except for amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade
	creditors.

(iii)	Short-term deposits and short-term loans with EAGF, a 25% associate of the Group
		(Unaudited)	(Audited)
		30 June	31 December
		2008	2007
		RMB’000	RMB’000
	Included in “Prepayments, Deposits and Other Receivables”
	are short-term deposits with an average interest rate
	of 0.7% (2007: 0.7%) per annum	727,487	408,151

	Included in “Borrowings” are short-term loans with
	an average interest rate of 6.1% (2007: 5.3%) per annum	135,450	260,351

(iv)	State-controlled banks and other financial institutions
		(Unaudited)	(Audited)
		30 June	31 December
		2008	2007
		RMB’000	RMB’000
	Included in “Cash and Cash Equivalents” are
	bank deposits with an average interest rate of 0.7%
	(2007: 0.7%) per annum	3,576,136	845,719
	Included in “Borrowings” are long-term loans with
	an average interest rate of 5.1% (2007: 5.7%) per annum	14,648,276	13,062,353

(c)	Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB1,141 million (2007: RMB1,008 million) were guaranteed by CEA Holding (Note 17). No bank borrowing of the company was guaranteed by CEA Holding as at 30 June 2008 (2007: Nil).

Notes:

*	EAGF is a 25% associate of the Group. SDATC is a 27.16% associate of the Group, CAASC and
EAIEC are both 45% associates of the Group.

**	Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

***	These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holding.

21.	Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of a year.

22.	Working capital

The Group’s primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and long-term bank borrowings.

The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short and long-term bank borrowings will be sufficient to meet the Group’s operating cash flow needs for the foreseeable future. The Group’s treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

23.	Contingent liabilities

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation.

On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. The plaintiffs filed an appeal of the stay order. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the U.S. court in May 2008. The plaintiffs filed a second motion to lift the stay in July 2008. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company.

24.	Post balance sheet event

On 27 June 2008, the Company entered into agreements in relation to the sale and purchase and the leasing- back of three A340 aircraft in finance lease for a period of 72 months. The transaction was completed in July 2008.

SUMMARY OF SELECTED OPERATING DATA

		For the six months ended 30th June
		2008	2007	Change
Capacity
ATK (available tonne- kilometres) (millions)		5,752.20	5,743.20	0.16%
-	Domestic routes	2,605.81	2,537.69	2.68%
-	International routes	2,796.65	2,827.15	-1.08%
-	Hong Kong routes	349.74	378.37	-7.57%
ASK (available seat- kilometres) (millions)		37,348.73	37,110.65	0.64%
-	Domestic routes	22,088.44	21,906.93	0.83%
-	International routes	12,900.38	12,592.89	2.44%
-	Hong Kong routes	2,359.91	2,610.82	-9.61%
AFTK (available freight tonne- kilometres)
	(millions)	2,390.81	2,403.24	-0.52%
-	Domestic routes	617.85	566.07	9.15%
-	International routes	1,635.62	1,693.79	-3.43%
-	Hong Kong routes	137.35	143.40	-4.22%
Hours flown (thousands)		368.08	362.35	1.58%

Traffic
RTK (revenue tonne- kilometres) (millions)		3,613.15	3,538.69	2.10%
-	Domestic routes	1,787.56	1,733.47	3.12%
-	International routes	1,632.85	1,605.58	1.70%
-	Hong Kong routes	192.74	199.64	-3.46%
RPK (revenue passenger- kilometres)
	(millions)	26,558.20	26,513.82	0.17%
-	Domestic routes	16,628.64	16,317.31	1.91%
-	International routes	8,389.29	8,582.40	-2.25%
-	Hong Kong routes	1,540.27	1,614.12	-4.58%
RFTK (revenue freight tonne- kilometres)
	(millions)	1,241.07	1,171.92	5.90%
-	Domestic routes	300.63	274.80	9.40%
-	International routes	884.75	841.17	5.18%
-	Hong Kong routes	55.69	55.96	-0.48%
Number of passengers carried (thousands)		18,111.84	18,332.12	-1.20%
-	Domestic routes	14,410.16	14,472.93	-0.43%
-	International routes	2,620.30	2,715.84	-3.52%
-	Hong Kong routes	1,081.39	1,143.36	-5.42%
Weight of freights carried (kg) (millions)		449.97	422.80	6.43%
-	Domestic routes	228.53	209.50	9.08%
-	International routes	183.40	175.39	4.57%
-	Hong Kong routes	38.05	37.90	0.40%

		For the six months ended 30th June
		2008	2007	Change
Load factor
Overall load factor (%)		62.81	61.62	1.19
-	Domestic routes	68.60	68.31	0.29
-	International routes	58.39	56.79	1.60
-	Hong Kong routes	55.11	52.76	2.35
Passenger load factor (%)		71.11	71.45	-0.34
-	Domestic routes	75.28	74.48	0.80
-	International routes	65.03	68.15	-3.12
-	Hong Kong routes	65.27	61.82	3.45
Freight load factor (%)		51.91	48.76	3.15
-	Domestic routes	48.66	48.55	0.11
-	International routes	54.09	49.66	4.43
-	Hong Kong routes	40.55	39.02	1.53
Break- even load factor (%)		71.75	67.05	4.70

Yield and costs
Revenue tonne- kilometers yield (RMB)		5.31	5.16	2.91%
-	Domestic routes	5.80	5.75	0.87%
-	International routes	4.64	4.33	7.16%
-	Hong Kong routes	6.46	6.69	-3.44%
Passenger- kilometers yield (RMB)		0.62	0.60	3.33%
-	Domestic routes	0.60	0.60	0.00%
-	International routes	0.65	0.59	10.17%
-	Hong Kong routes	0.65	0.67	-2.99%
Freight tonne- kilometers yield (RMB)		2.23	2.06	8.25%
-	Domestic routes	1.24	0.96	29.17%
-	International routes	2.43	2.26	7.52%
-	Hong Kong routes	4.47	4.47	0.00%
Available tonne-kilometers unit cost (RMB)		3.81	3.46	10.12%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations
As at 30 June 2008, the Group operated a total of 398 routes, of which 293 were domestic routes, 16 were Hong Kong routes (including 1 cargo route), and 89 were international routes (including 14 international cargo routes). The Group operated approximately 5,922 scheduled flights per week, serving a total of 138 domestic and foreign cities. At present, the Group owns or operates a total of 225 aircraft, including 199 passenger jet aircraft, each with a capacity of over 100 seats, 15 passenger jet aircraft each, with a capacity of 50 seats and 11 jet freighters.

During the first half of 2008, the global economy slowed down further. The outbreak of the U.S. sub-prime mortgage crisis has triggered continuous volatility in international financial markets, while the ever increasing prices of primary commodities in international markets have added pressure on global inflation. Under the continuing macroeconomic adjustment policy, China’s national economy has, in general, maintained a steady and relatively rapid growth momentum despite the difficulties caused by a series of catastrophic natural disasters. In this complicated and ever-changing economic environment, the trend of growth of China’s air transport market has markedly slowed. Though the exchange rate of Renminbi against the US dollar continued to appreciate, which contributed to the improvement of the Group’s results, the price of international crude oil and aviation fuel has experienced extended high-level fluctuations, which have resulted in prolonged high fuel costs and brought about substantial pressure on the air transport industry. Consequently, the results of the Group have also been significantly affected.

For the first half of the year, the Group’s flights accounted for 36.9% and 36.1% of all flights at Hongqiao Airport and Pudong Airport, respectively.

In terms of passenger traffic, the Group successfully introduced several new international routes for scheduled flights, including “Sanya-Moscow” and “Shijiazhuang-Seoul”, thus further improving the Group’s international route network. By optimizing our airline network, reasonably allocating capacity and proactively developing foreign cooperation, the Group was able to improve its overall efficiency. The Group continued to improve its online flight ticketing service and the selling process of international electronic passenger tickets through the establishment of three systematic networks, namely the commercial website, call centers and high-end membership, in order to further develop its e-commerce services. For the first half of the year, the daily average utilisation rate of the Group’s aircraft was 9.1 hours.

In terms of freight transport, the Group increased the consolidation of its one-stop freight transport management system and market developing efforts, continued to take advantage of Shanghai as an aviation hub by optimizing its product portfolio, and developed the high margin international freight transport market and the transit connecting freight market by leveraging the Group’s route network resources in order to improve freight revenues.
In terms of services, the Group launched the gourmet culture week, namely (Air Gourmet Culture Year of CEA)", and the (Welcome the Olympic Games with Gold Medal Services)" campaign, so as to promote branded service and create a new perspective for branded services. In terms of on-time flight rate, we lead the industry due to enhanced on-site coordination and monitoring, regular analysis, and performance evaluation as well as through proactively seeking external support.

As at 30 June 2008, the total traffic volume of the Group was 3,613 million tonne-kilometres, representing an increase of 2.10% from the same period last year, while traffic revenues amounted to RMB19,197 million, representing an increase of 5.13% from the same period last year.

During the first half of 2008, passenger traffic volume was 26,558 million passenger kilometres, representing an increase of 0.17% from the same period last year. Compared to the same period last year, passenger revenues increased by 3.67% to RMB16,429 million, accounting for 85.58% of the Group’s transportation revenues.

Passenger traffic volume on domestic routes was 16,629 million passenger-kilometres, representing an increase of 1.91% from the same period last year. Compared to the same period last year, the passenger load factor increased by 0.80 percentage points to 75.28% and the domestic passenger revenues increased by 3.01% to RMB10,002 million, accounting for 60.88% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.60 during the reporting period, which remained unchanged from the same period last year.

Passenger traffic volume on international routes was 8,389 million passenger-kilometres, representing a decrease of 2.25% from the same period last year. Compared to the same period last year, the passenger load factor decreased by 3.12 percentage points to 65.03% and the revenues increased by 7.47% to RMB5,431 million, accounting for 33.06% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.65 during the period, representing an increase of 10.17% compared to the same period last year.

Passenger traffic volume on Hong Kong routes was 1,540 million passenger-kilometres, representing a decrease of 4.58% from the same period last year. Compared to the same period last year, the passenger load factor increased by 3.45 percentage points to 65.27% and the revenues decreased by 8.10% to RMB996 million, accounting for 6.06% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.65 during the reporting period, representing a decrease of 2.99% compared to the same period last year.

During the first half of 2008, cargo traffic volume increased by 5.90% to 1,241 million tonne- kilometres compared to the same period last year. The Group’s freight revenues increased by 14.72% to RMB2,768 million for the first half of this year, accounting for 14.42% of the Group’s transportation revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.23, representing an increase of 8.25% compared to the same period last year.

Total operating costs of the Group for the first half of 2008 increased by 10.53% to RMB21,940 million compared to the same period last year. The increase was primarily due to the persistently high price of international aviation fuel.

During the first half of 2008, the price of international aviation fuel continued to fluctuate at a high level and on several occasions set new highs, placing significant pressure on the Group’s operations. In addition, the fleet expansion correspondingly increased aircraft fuel consumption. During the first half of 2008, the Group’s expenditure on aircraft fuel was RMB8,567 million, representing an increase of 22.84% compared to the same period last year. The Group continued to make use of financial derivatives to assist in managing its risks related to aircraft fuel prices.

Take-off and landing charges were RMB2,654 million, representing an increase of 4.74% from the same period last year.

Depreciation and amortisation were RMB2,314 million, representing an increase of 6.87% compared to the same period last year.

Wages, salaries and benefits expenses were RMB2,029 million, representing an increase of 12.98% compared to the same period last year.

Aircraft maintenance expenses decreased by 11.91% to RMB1,082 million compared to the same period last year.

In-flight food and beverages expenses increased by 16.32% to RMB661 million compared to the same period last year.

Aircraft operating lease rentals were RMB1,362 million, representing a decrease of 6.21% compared to the same period last year.

Other operating lease rentals were RMB168 million, representing an increase of 42.01% compared to the same period last year.

Selling and marketing expenses increased by 7.16% to RMB802 million compared to the same period last year.

Civil aviation infrastructure levies paid to the General Administration of Civil Aviation of China decreased by 2.32% to RMB373 million compared to the same period last year.

Ground services and other charges decreased by 6.80% to RMB79 million compared to the same period last year.

Office, administrative and other expenses increased by 2.83% to RMB1,848 million compared to the same period last year.

Other operating income increased by 0.64% to RMB551 million compared to the same period last year.

Finance income was RMB1,947 million, representing an increase of 150.26% compared to the same period last year, which primarily relates to the translation of liabilities denominated in U.S. dollar. Finance costs were RMB1,065 million, representing an increase of 18.46% compared to the same period last year. The increase was primarily attributable to the increase of bank loan interest expense of RMB115 million.

During the six months ended 30 June 2008, the Group’s consolidated loss attributable to equity holders of the Company as calculated under the IFRS were RMB212 million and the loss per share attributable to equity holders were RMB0.04.

Liquidity and capital resources

The Group finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2008, the Group had cash and cash equivalents of RMB4,618 million, most of which were denominated in Renminbi. Net cash inflow generated by the Group’s operating activities in the first half of 2008 was RMB1,083 million, representing a decrease of 57.83% compared to the same period last year.

The Group’s primary cash requirements in the first half of 2008 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group’s net cash outflow in investment activities was RMB3,046 million in the first half of 2008.

Net cash inflow generated from financing activities was RMB4,961 million, primarily due to long- term and short-term bank loans.

The Group generally operates with net current liabilities. As at 30 June 2008, the Group’s current liabilities exceeded its current assets by RMB30,601 million, and the ratio of long-term loans to equity was 2.31:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks or foreign invested banks in China to meet its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2008, the total value of the Group’s mortgaged assets amounted to RMB9,809 million, representing a decrease of 1.15% from RMB9,923 million as at the end of 2007.

Employees

As at 30 June 2008, the Group had about 42,556 employees, the majority of whom are located in China. The wages of the Group’s employees generally consist of basic salaries and bonuses. During the first half of 2008, the Group was not involved in any major labour disputes with its employees, nor has it ever experienced a substantial reduction in the number of employees, nor has the Group encountered any difficulty in recruiting new employees.

Outlook for the second half of 2008

The Group would like to remind readers of this announcement that the Group’s 2008 interim results announcement contains certain forward-looking statements, such as descriptions of the Group’s work plans for the second half of the year and beyond, and forward-looking statements on the global and domestic economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group’s forward-looking statements.

For the second half of 2008, we will be facing an extremely complicated operating environment. With increasing uncertainties in the global economy, the Chinese economy will probably experience a slowdown under the macroeconomic adjustment policy. As a result, demand in the air transport market is likely to experience a downturn, while pressure from ever-increasing costs is likely to pose a threat to the development of the air transport industry. However, there has been a significant improvement in the relationship between Mainland China and Taiwan, which will facilitate the development of economic, tourism and cultural exchange between the two sides. Moreover, other favourable factors, such as the Beijing Olympic Games and the relaxing of travel restrictions on Chinese tourists visiting the U.S., will probably bring about new opportunities for the development of the aviation industry. To expand the size of the Group, increase its competitiveness and steadily increase its market share, adjust and optimize its route network, and create more attractive services and products to meet market demand, the Group will continue to increase its fleet by introducing three A330-300, four A321, seven A320, one B737-700 and one B737-800 passenger aircraft. It is anticipated that these new aircraft will be delivered and put into operation in the second half of 2008.

In view of the current market operating environment and the Group’s actual situation, the Group intends to undertake specific measures in the second half of 2008 as follows:

1.	In terms of safety, the Group will implement rules and standards so as to ensure steady and safe operation.

2.
In terms of marketing for passenger traffic, we will bring about creative ideas, ensure reasonable allocation of our Group’s resources, enhance our marketing ability, improve the management of our transit routes, take full advantage of our network, and develop in full force our transit connecting flights business. We will seize the favourable opportunities brought about by the 2008 Beijing Olympic Games, the newly commenced weekend direct charter flights between Mainland China and Taiwan, the gradual lifting of travel restrictions on Chinese tourists visiting the U.S., and commit stronger efforts to marketing, expand our market share and maximize our income. We will continue to optimize our route network, enhance aircraft utilization rates and fully explore any potential for cost-efficiency. We will promote the development of e-commerce, make the best use of the resources of our customer relations management system, expand the market coverage of the “95808” customer service hotline and realize system integration and resources sharing so that all of our international routes are covered by our electronic ticketing system.

3.
In terms of freight transport, we will continue to implement and develop the “one-stop” concept and rationalize internal operating procedures. We will update our selling concept, innovate selling strategies, explore growth potential of income and develop new profit growth areas. By optimizing our route network, strengthening freight combined transport and transit, standardizing freight transport prices, improving management and enhancing examination methods, we will gradually improve the level of freight income.

4.
We will control our costs in a stringent manner, vigorously implement our fuel saving plan and continue to implement centralized merchandising so as to reduce costs and expenditures. We will reduce our investment scale, eliminate non-productive investments, enhance corporate risk management, extend financing and fund-raising channels and reduce finance costs.

5.
We will develop our concept of service, enrich the quality of our services and improve our brand image. We will increase our investment in hardware and infrastructure, enhance the standards for food and beverages, improve the comfort of our VIP rooms and update the in-flight entertainment systems to enhance the overall comfort of flight. We will reward frequent flyers with more distinguished services, and provide personalized and customized service products for our gold and silver card members. We will continue to improve our flight on-time rate. We will enrich and improve the contents of our brand “culture week” and provide our services in a creative manner.

FLEET PLANNING
As at 30 June 2008, the details of our aircraft on order, which are scheduled and expected to be delivered and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft

Second half of 2008	A330-300	3
	A321	4
	A320	7
	B737-700	1
	B737-800	1
2009	A320	10
	B737-700	7
	B737-800	3
	B787	4
2010	A320	14
	B737-700	4
	B737-800	2
MATERIAL MATTERS

1.	Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2008.

2.	Share capital structure

				Approximate
				percentage
			Total number	of shareholding
			of Shares	(%)
1	.	A shares
		(a) Listed shares with trading moratorium	2,904,000,000	59.67
		(b) Listed shares without trading moratorium	396,000,000	8.13
2	.	H shares	1,566,950,000	32.20
3	.	Total number of shares	4,866,950,000	100.00

3.	Purchase, sale or redemption of securities

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under Article 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), without taking into account any issue of new securities.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices during the six months ended 30 June 2008 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Material litigation and arbitration

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. The plaintiffs filed an appeal of the stay order. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the U.S. court in May 2008. The plaintiffs filed a second motion to lift the stay in July 2008. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation.

Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30 June 2008.

6.	Audit Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board regarding internal controls and financial reporting issues, including reviewing the unaudited interim consolidated financial information for the six months ended 30 June 2008.

The Audit Committee has no objection regarding the accounting principles and methods adopted by the Group.

7.	Material Contracts

On 30 January 2008, the Company entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase 30 Boeing B737NG series aircraft. Details are set out in the Company’s announcement dated 30 January 2008 and its circular dated 10 April 2008.

8.	Miscellaneous

On 9 November 2007, Singapore Airlines Limited and Lentor Investments Ptd. Ltd (an indirectly wholly-owned subsidiary of Temasek Holdings (Private) Limited) entered into an investor subscription agreement with the Company to subscribe for new H shares to be issued by the Company. Simultaneously, China Eastern Air Holding Company (“CEA Holding”) entered into a CEA Holding subscription agreement with the Company to subscribe for new H shares to be issued by the Company. As of 9 August 2008, the conditions precedent of the investor subscription agreement entered into among SIA, Temasek and the Company had not been satisfied, and pursuant to the terms thereof, the agreement was automatically terminated. Accordingly, it follows that the transaction contemplated under the CEA Holding subscription agreement between CEA Holding and the Company cannot proceed to completion, and the shareholders agreement entered into among CEA Holding, SIA and Temasek is not effective. For information about this project, please refer to the announcements dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008, 26 February 2008 and 9 August 2008 and published by the Company in Hong Kong.

By order of the Board
China Eastern Airlines Corporation Limited Li Fenghua Chairman

Shanghai, the People’s Republic of China
26 August 2008

As at the date of this announcement, the directors of the Company are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)